EXHIBIT 10.1

LAWRENCE STEPHENSON

1136 Martin Street

White Rock, BC\

V4B 3W1

Tel/Fax (604) 542-2691

February 4, 2005

Cliff Rock Resources Corp.

Suite 312, 2255 West 4th Avenue

Vancouver, BC

V6K 1N9

Dear Sirs:

Re:

Sale and Acquisition of IQUE Claim

Vancouver Island Copper Gold Project

The following terms and conditions are applicable for the sale of 1 unpatented mineral claim, consisting of 20 mineral units, tenure record number 501357, known as the IQUE claim, located west of Port Alice, BC on Vancouver Island (the “IQUE Claim”) by Lawrence Stephenson (“LS”) to Cliff Rock Resources Corp. (“Cliff Rock”).

LS agrees to the following:

(a)

LS will transfer title to the IQUE Claim within 21 days of this Agreement.  The IQUE Claim is described above and is shown on Figure 2 attached hereto.

(b)

LS will provide to Cliff Rock within 21 days of this Agreement, a geological report summarizing the IQUE Claim, particulars of recent sampling and geological investigation, copies of all records, a budget for further work and recommendations, and all other information and material relevant to a geological report requisite for filing with regulatory authorities.

(c)

LS agrees that it will provide geological consulting services on the IQUE Claim and will ensure that the IQUE Claim is maintained in good standing for at least 24 months from the date of claim recording.

(d)

LS agrees to sell a 100% interest in the IQUE Claim to Cliff Rock subject to a 2-1/2% net smelter royalty (“NSR”) and a 7-1/2% gross rock royalty (“GRR”).  Of the NSR 1-1/2% may be acquired by Cliff Rock for US$l million within 12 months from commencement of commercial production.  Advance royalties of US$25,000 shall be paid annually commencing 36 months from the date of execution of this Agreement.

Cliff Rock agrees to the following:

(a)

Cliff Rock will pay US$7,500, inclusive of assessments, to LS upon delivery of a geological report and documentation evidencing the transfer of title to the IQUE Claim to Cliff Rock, such payment to be made no later than 21 days from execution of this Agreement.

(b)

Cliff Rock will provide LS with the name and number of an individual or corporate free miner certificate to enable LS to make the claim transfer.

(c)

If Cliff Rock fails to make the advance royalty payments on the 36 month anniversary of execution of this Agreement as set out in (d) above, then Cliff Rock agrees to transfer ownership of the IQUE Claim to LS within 10 days of Cliff Rock’s failure to make the advance royalty payments.

LS and Cliff Rock hereby acknowledge that they have read, understood and agree to the foregoing terms.

DATED at Vancouver, BC this 4th day of February, 2005.

   ‘Wayne Martin”

“Lawrence Stephenson”

____________________________________

____________________________________

Witness:

LAWRENCE STEPHENSON

CLIFF ROCK RESOURCES CORP.

By:

“Geoffrey Hamilton”

________________________________

Geoffrey Hamilton

FOOTNOTES TO THE AGREEMENT

Claim Maintenance

To maintain claims in British Columbia annual assessment work is required of CDN$100 per claim in years 1 to 3, and CDN$200 per claim thereafter.  One metric claim equals 25 hectares.  There is a filing fee of CDN$10 per CDN$100 expended per claim.

Advance Royalty Payments

Advance royalty payments are payments made from time to time to LS by Cliff Rock before commencement of commercial production.

Commencement of Commercial Production

Commencement of commercial production with respect to minerals or rock, as the case may be, means:

(a)

if a mill is located on the IQUE Claim, the last day of a period of 40 consecutive days in which, for not less than 30 days, the mill processed mineral or rock therefrom at 60% of its rated capacity; or

(b)

if no mill is located on the IQUE Claim, the last day of the first period of 30 consecutive days during which mineral or rock has been shipped therefrom on a reasonably regular basis for the purpose of earning revenues; or

(c)

with respect to rock, following the 30th day of extraction for commercial use.

No period of time during which ore or concentrate is shipped from the IQUE Claim for testing purposes or during which milling operations are undertaken as initial tune-up will be taken into account in determining the date of commencement of commercial production.

Gross Rock Revenue

Gross rock revenue means, for any period, the gross proceeds received by Cliff Rock in that period from the sale of rock produced from the IQUE Claim less any treatment, beneficiation or other charges or penalties deducted by the purchase to whom such rock is shipped, less:

(a)

all costs of Cliff Rock associated with such sales involving handling, weighing, sampling, determination of water content, insuring, packaging and transporting the rock;

(b)

the costs of marketing, including rebates or allowances made or given; and

(c)

any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes on income).

Minerals

Minerals means the ores or concentrates of minerals, as that term is defined in the Mineral Tenure Act (British Columbia), and the rock that is part of such ores and concentrates sold by Cliff Rock.

Net Smelter Return

Net smelter return means, for any period, the difference between:

(a)

the sum of

(i)

the gross proceeds received by Cliff Rock in that period from the sale of minerals produced from the IQUE Claim to a party that is arm’s length to Cliff Rock, or that would have been received by Cliff Rock if the purchase of the minerals were at arm’s length to Cliff Rock; and

(ii)

in the case of the sale of minerals that are ores that have not been processed in a mill, the estimated cost that would have been incurred in crushing and beneficiating such minerals in a mill as agreed by LS and Cliff Rock parties or otherwise determined by a competent mining or metallurgical engineer;

and

(b)

the sum of:

(i)

all amounts paid on account of advance royalty payments;

(ii)

any insurance costs in connection with shipping such minerals;

(iii)

any costs of transport;

(iv)

all costs of Cliff Rock associated with such sales involving handling, weighing, sampling, determination of water content, insuring and packaging;

(v)

the costs of marketing, adjusted for rebates or allowance made or given;

(vi)

any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes based on income) assessed on or in connection with the minerals or the value thereof; and

(vii)

any treatment, beneficiation or other charges or penalties deducted by any smelter or refinery to which such minerals are shipped that have not been previously deducted in the computation of gross proceeds.

Net Smelter Royalty

Net smelter royalty means the percentage of net smelter return from time to time payable to LS after commencement of commercial production from the sale of minerals.

Rock

Rock means all substances that are mined from the IQUE Claim and sold by Cliff Rock that are not minerals.

Rock Royalty

Rock royalty means the amount of royalty from time to time payable to LS after commencement of commercial production from the sale of rock.